UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)



                                AeroCentury Corp.
                                (Name of Issuer)

                               Common Stock
                         (Title of Class of Securities)

                                    007737
                                (CUSIP Number)

                                 Neal D. Crispin
                               1440 Chapin Avenue
                                    Suite 310
                          Burlingame, California 94010
                                  650-696-3900
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 27, 2003
            (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Neal D. Crispin
      Social Security No. ###-##-####
------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
------------------------------------------------------------------------
 3    SEC USE ONLY
------------------------------------------------------------------------

 4    SOURCE OF FUNDS*
      00
------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e) [ ]
------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
------------------------------------------------------------------------
 7    SOLE VOTING POWER

         NUMBER OF
                                     33,075 SHARES
           SHARES              -----------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   282,211 shares of Common Stock
                               -----------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     33,075 SHARES
           PERSON              -----------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     282,211 shares of Common Stock
------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

315,286 shares of Common Stock
------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN
         SHARES*                                                        [ ]
------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       20.43%

------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Toni M. Perazzo
         Social Security No. ###-##-####
------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]
(b) [ ]
------------------------------------------------------------------------
 3    SEC USE ONLY
------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
      00
------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
------------------------------------------------------------------------
 7     SOLE VOTING POWER
          NUMBER OF
                                     0 SHARES
           SHARES              -----------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   315,286 shares of Common Stock
                               -----------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0 SHARES
           PERSON              -----------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     315,286 shares of Common Stock

------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

      247,261 shares of Common Stock

------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
[ ]
------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      20.43%
------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

ITEM 1.   SECURITY AND ISSUER

         The class of equity securities to which this statement relates is the Common Stock, $0.001 par value ("Common Stock"), of AeroCentury Corp. ("ACY"), a Delaware corporation, whose principal executive offices are located at 1440 Chapin Avenue, Suite 310, Burlingame, California 94010.

ITEM 2.   IDENTITY AND BACKGROUND

         This statement is filed on behalf of Neal D. Crispin and Toni M. Perazzo, husband and wife. Mr. Crispin is President and Chairman of the Board of ACY, and is also President and Chairman of the Board of JetFleet Holding Corp. (formerly, "JetFleet Management Corp.") and President and sole director of CMA Consolidated, Inc. Mr. Crispin is the sole shareholder, officer and director of Murus Equities, Inc.

         Ms. Perazzo is Senior Vice President - Finance, Secretary and a Director of ACY and is also Senior Vice President - Finance, Secretary and a Director of JetFleet Holding Corp. and Vice President - Finance and Secretary of CMA Consolidated, Inc. The business address of Mr. Crispin and Ms. Perazzo is 1440 Chapin Avenue, Suite 310, Burlingame, California 94010.

         During the last five years, neither Mr. Crispin nor Ms. Perazzo has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Mr. Crispin and Ms. Perazzo are citizens of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

a. Individually held Shares. Mr. Crispin and Ms. Perazzo, in their individual capacities hold 33,075 shares of Common Stock, acquired as set forth below:

         i. Merger Shares. Mr. Crispin and Ms. Perazzo jointly acquired, as limited partners of JetFleet Aircraft, L.P., an aggregate of 91 shares of Common Stock of ACY pursuant to an Agreement and Plan of Merger dated January 1, 1998 (the "Merger Agreement") among JetFleet Aircraft, L.P. ("JetFleet I"), JetFleet Aircraft II, L.P. ("JetFleet II") and ACY. The Merger Agreement provided for the merger of JetFleet I and JetFleet II into ACY, and as a result of such merger, Mr. Crispin and Ms.Perazzo's JetFleet I limited partnership interests were converted into 91 shares of Common Stock of ACY.

         ii. Crispin/Perazzo Cap Corp Creditor Shares. Mr. Crispin and Ms. Perazzo, collectively, were an individual creditor of CMA Capital Corporation and as such received a total of 84 shares of ACY Common Stock. See paragraph
(c)(ii) below for a discussion of ACY Common Stock received by CMA Capital Corporation creditors.

         iii. Crispin Option Exercise. In June 2002, Mr. Crispin exercised a stock option granted by JetFleet Holding Corp. ("JHC") for 20,000 shares of ACY Common Stock, using personal investment funds. this did not result in a change in beneficial ownership of the 20,000 shares.

         iv. Crispin Individual Purchases. Mr. Crispin, using personal investment funds (except in the case of the gifts noted below), acquired beginning in 1998 through February 20, 2003, beneficial ownership of 12,900 shares of ACY Common Stock on the following dates in the following amounts:

         Date                       No. Shares

         May 1, 1998                1000
         May 4, 1998                1000
         May 28, 1998                500
         December 30, 1998          1000*

         April 27, 1999              100
         July 29, 1999               200
         August 25, 1999            1000
         October 26, 1999            500
         November 19, 1999           200
         November 29, 1999           500

         January 17, 2001           4000*
         November 19, 2001           500
         November 30, 2001           200

         January 2, 2002             500
         May 1, 2002                1000

         January 31, 2003            100
         February 5, 2003            100
         February 20, 2003           500

         *gift by third party to minor child of Crispin.

b. JHC Shares. Mr. Crispin and Ms. Perazzo are the beneficial owners of approximately 60.2% of the Common Stock of JetFleet Holding Corp. ("JHC") and are both officers and directors of JHC. JHC received 150,000 shares of ACY Common Stock upon JHC's founding of ACY in October 1997. Beginning January 2000 and continuing through November 2001, JHC., either directly or through a subsidiary, purchased 79,467 shares of ACY Common Stock using working capital, which net of disposition of shares by JHC upon exercise of employee incentive stock options, has resulted in JetFleet Holding Corp. beneficially owning 1,999,992 shares of Common Stock of ACY.

c. S-Corp. Shares. Neal D. Crispin is the sole shareholder, officer and director, of Murus Equities ("S-Corp."), a subchapter S-corporation. S-Corp. currently holds 82,219 shares of ACY Common Stock.

         i. Murus Direct Purchases. During January and February of 2002, purchased an aggregate of 15,000 shares of Common Stock in market transactions using working capital. On February 27, 2003, S-Corp. purchased with working capital an additional 16,000 shares of Common Stock in a market transaction.

         ii. Purchases from CMA Entities. Initially, 67,793 shares of ACY Common Stock were distributed to CMA Capital Group, Inc. ("Group"), the general partner of JetFleet I and JetFleet II pursuant to the Merger Agreement, and distributed to Group's parent, CMA Capital Corporation ("Cap Corp."), and then by Cap Corp. to its creditors as settlement of indebtedness. Capital Management Associates ("CMA", which is owned 100% by CMA Consolidated, Inc. ("Consolidated"), which is in turn owned 100% by Neal D. Crispin, received 44,119 of these shares. During 1999, CMA Capital Management, Inc. ("CMACM"), a subsidiary of Consolidated, purchased on the open market 7,100 shares of ACY Common Stock, using working capital. On March 28, 2002, S-Corp. purchased, using working capital, 51,219 shares of Common Stock from CMA and CMACM, but this did not represent a change in beneficial ownership of the shares.

ITEM 4.   PURPOSE OF TRANSACTION


         The shares beneficially owned by Mr. Crispin and Ms. Perazzo were acquired for purposes of investment and not for the purpose of changing the control of ACY.

         Neither Mr. Crispin nor Ms. Perazzo has any plans which relate to or would result in:

         (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; provided, however, that they reserve the right to acquire additional securities of the issuer or dispose of securities of the issuer from time to time;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the issuer;

         (f) any other material change in the issuer's business or corporate structure;

         (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER

         (a) Mr. Crispin and Ms. Perazzo together are the beneficial owners of an aggregate of 315,286 shares of Common Stock of ACY, representing approximately 20% of the outstanding shares of Common Stock of ACY.

         (b) The shares of Common Stock owned directly by Mr. Crispin and Ms. Perazzo, are registered jointly in their names, and, as such, they share jointly the power to vote or to direct the vote of and to dispose or to direct the disposition of the shares.

Because Mr. Crispin and Ms. Perazzo are each a director, officer, and principal shareholders and indirect beneficial owner of approximately 60.2% of the Common Stock of JHC, Mr. Crispin and Ms. Perazzo share jointly, along with other shareholders, the power to vote or to direct the vote of and to dispose or to direct the disposition of the shares held by JHC.

Because Mr. Crispin is a director and officer of S-Corp., Mr. Crispin has the power to vote or to direct the vote of and to dispose or to direct the disposition of the 82,219 shares of Common Stock held by S-Corp.

         (c) Beneficial ownership of 91 shares was acquired by Mr. Crispin and Ms. Perazzo pursuant to the Merger Agreement identified in Item 3 of this
Schedule 13D. Beneficial ownership of 84 shares of Common Stock was acquired by Mr. Crispin and Ms. Perazzo as creditors of CMA Capital Corporation, as described in Item 3 of this Schedule 13D.

Beneficial ownership of 199,992 shares if ACY Common Stock held by JHC Mr. Crispin and Ms. Perazzo arises out of their "controlling person" status of JetFleet Holding Corp, which owns directly 111,692 shares and indirectly 88,300 shares, as identified in Item 3 of this Schedule 13D.

Beneficial ownership of 82,219 shares held by S-Corp. by Mr. Crispin arises out of his "controlling person" status of S-Corp., as identified in Item 3 of this
Schedule 13D, which owns 82,219 shares of Common Stock.

         (d) To the knowledge and belief of Mr. Crispin and Ms. Perazzo, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 315,286 shares of Common Stock.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.2 -- Joint Filing Agreement (Previously filed]

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              /s/ Neal D. Crispin
                      -----------------------------------
                                 Neal D. Crispin

                              /s/ Toni M. Perazzo
                      -----------------------------------
                                 Toni M. Perazzo



Dated:   March 13, 2003